Mail Stop 4561

October 3, 2008

Nand (Andy) Khanna
President and Chief Executive Officer
Sonasoft Corp.
6489 Camden Avenue, Suite 105
San Jose, CA 95120

> **Re:** **Sonasoft Corp.**
> **Amd. 3 to Registration Statement on Form S-1**
> **Filed September 25, 2008**
> **File No. 333-150750**

Dear Mr. Khanna:

We have reviewed your amended filing and have the following comments.

Certain Relationships and Related Transactions, page 26

1.   We note your new disclosure that the loans made to your executive officers have been offset against amounts owed to those individuals as compensation for services rendered to the company. Please describe the process by which the company carried out the offset of the loan amounts. If it was done by board resolution, please file such resolution as an exhibit to your registration statement. Also, please disclose in this section and in the risk factor section that the loans made to your executive officers may be inconsistent with Section 13(k) of the Exchange Act.

Item 15. Recent Sales of Unregistered Securities, page II-2

2.   Please revise your disclosure in this section to identify the sales made to the foreign investors and state briefly the facts relied upon to support the claim of an exemption from registration for these sales under Regulation S. See Item 701(d) of Regulation S-K.

As appropriate, please amend your registration statement in response to our comments. Your responsive amendment should also include a marked copy of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

If you have any questions regarding these comments, you may contact Matthew Crispino at (202) 551-3456 or me at (202) 551-3735.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: Via Facsimile: (732) 577-1188
        Kristina L. Trauger, Esq.
        Anslow + Jaclin, LLP
        Telephone: (732) 409-1212